Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Three Months Ended March 31
	2015	2014

Earnings Available for Fixed Charges
Income (loss) from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$(371)	3,685
Distributions greater (less) than equity in earnings of affiliates	80	1,131	*
Fixed charges, excluding capitalized interest**	272	216

	$(19)	5,032

Fixed Charges
Interest and debt expense, excluding capitalized interest	$202	171
Capitalized interest	94	120
Interest portion of rental expense	29	19

	$325	310

Ratio of Earnings to Fixed Charges***	—	16

* Includes a significant distribution from a Canadian joint venture.

** Includes amortization of capitalized interest totaling approximately $41 million in 2015 and $27 million in 2014.

*** Earnings were insufficient to cover fixed charges by $344 million in the first quarter of 2015.